UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ/MF n.° 60.643.228/0001-21
NIRE 35.300.022.807
(a publicly held company)

MINUTES THE BOARD OF EXECUTIVE OFFICERS’ MEETING

Date, time and place:  Held on September 13, 2010, at 2:00 p.m., at Alameda Santos, n.º 1357, 6th floor, in the City of São Paulo.

Call and attendance: Regularly convened, the following Officers participated in the meeting: Carlos Augusto Lira Aguiar, Chief Executive Officer, Francisco Fernandes Campos Valério, João Adalberto Elek Junior, João Edes Steinle, João Felipe Carsalade, and Marcelo Strufaldi Castelli.

Presiding:  Carlos Augusto Lira Aguiar, the Company’s Chief Executive Officer, chaired the meeting, and Ana Paula de A. Pagano acted as Secretary.

Agenda: Discussion of the merger of Alícia Papéis S.A. into the Company, to submit the proposal to the Company’s Board of Directors, with: (a) the examination, discussion and vote on the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company; and (b) the examination, discussion and vote on the Expert Assessment Report on the Net Worth of Alícia Papéis S.A.

Resolutions:  Having examined the terms of the Protocol and Justification of the Merger of Alícia Papéis S.A. into the Company and the Expert Assessment Report on the Net Worth of Alícia Papéis S.A., the Officers manifested themselves in favor of merging Alícia Papéis S.A. into the Company and approved submitting the transaction, together with the above-mentioned documents, for the examination and discussion of the Company’s board members at a Meeting of the Board of Directors.

Closure, Drafting and Signature of the Minutes:There being nothing more to address, behold, that the matters submitted for the consideration of the Board of Executive Officers were unanimously approved, and the meeting was suspended for the time necessary to draft these minutes, which, having been read, checked and found to be accurate, were signed by all present. (sig.) Carlos Augusto Lira Aguiar – Chair of the Meeting and Chief Executive Officer, Francisco Fernandes Campos Valério, João Adalberto Elek Junior, João Edes Steinle, João Felipe Carsalade and Marcelo Strufaldi Castelli – Officers, and Ana Paula de A. Pagano – Secretary.

São Paulo, September 13, 2010.

I certify that this is a copy that is true to the original filed at the Company.

Ana Paula de A. Pagano
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 15, 2010	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO